CUSIP No. 410495105	Page 1 of 4 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

HANMI FINANCIAL CORPORATION (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
410495105 (CUSIP Number)
JUNE 9, 2000 (Date of Event which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☒        Rule 13d-1(c)

☐        Rule 13d-1(d)

CUSIP No. 410495105	Page 2 of 4 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Won R. Yoon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
—

		6	SHARED VOTING POWER
710,411

		7	SOLE DISPOSITIVE POWER

		8	SHARED DISPOSITIVE POWER
710,411

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
710,411

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.64%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 410495105	Page 3 of 4 Pages

Item 1.	HANMI FINANCIAL CORPORATION 3660 Wilshire Boulevard Suite PH-A Los Angeles, CA 90010
Item 2.	Won R. Yoon 3660 Wilshire Boulevard Los Angeles, CA 90010 United States Common Stock Cusip No.: 410495105
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership
The ownership of the Filing Persons is as follows:
	(a)	Amount beneficially owned:		710,411	*
	(b)	Percent of class:		5.64%
	(c)	Number of shares as to which such person has:
		(1)	sole power to vote or to direct the vote:	-0-
		(2)	shared power to vote or to direct the vote:	710,411
		(3)	sole power to dispose or to direct the disposition:	-0-
		(4)	shared power to dispose or to direct the disposition:	710,411	*

*
Shares voting and disposition power with spouse. Includes 15,645 shares issuable upon exercise of options under the Company's 2000 Stock Option Plan.

CUSIP No. 410495105	Page 4 of 4 Pages
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	, 2002
		By:	Won R. Yoon